DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH [redacted] Netherlands
[redacted]) 45 5740680

DSM

Heerlen (NL), 19 December 2006

DSM opens pre-registration for novel loyalty dividend program

Royal DSM N.V. (DSM) invites owners of ordinary DSM shares to register their shares in the period between 1 January and 28 February 2007 in the framework of its intended loyalty dividend program. If the AGM to be held on 28 March 2007 endorses the implementation of the loyalty dividend program, shares duly registered in this period of pre-registration will be treated as if they had been registered as of 31 December 2006. This will enable the first payout of a loyalty dividend on these shares to be made in conjunction with the payout in 2010 of the final dividend for the financial year 2009.

On 27 September 2006 DSM published its intention to introduce this loyalty dividend program. DSM envisages that shareholders who, according to the register, have kept their DSM shares for a period of at least three financial years will be entitled to a non-recurring loyalty dividend amounting to 30% of the average annual dividend paid on ordinary shares in the three previous financial years, in addition to the regular dividend. For each subsequent consecutive financial year a loyalty dividend of 10% per year will be paid. The reference date will be the 31st day of December and entitlement to the loyalty dividend will be calculated on a LIFO basis. Payment of the loyalty dividend will be made in conjunction with the payment of the final ordinary dividend. No up-front commitment on the part of the shareholders will be needed; they will only need to register their shares. The actual payment of the loyalty dividend will take place afterwards, based on this registration.

The initiative to introduce this loyalty dividend program should be seen against the background of the current discussion in the Netherlands concerning corporate governance, communications with shareholders and the sometimes excessive focus on the short term. DSM firmly believes in the merits of long-term strategy as the best route to sustainable value creation. This is reflected in the *Vision 2010 – Building on Strengths* strategy, following the successful implementation of the *Vision 2005* strategy. Consequently, DSM wants to strengthen its relationship with shareholders who share this long-term view.

The loyalty dividend introduces an incentive for shareholders to register their DSM shares. In this way DSM aims to create a more level playing field compared to the situation in many countries outside the Netherlands, where registration of shareholders and of changes in their holdings are common practice. These shareholder registers are an excellent basis for direct communication in the framework of the Investor Relations policy. The current situation in the Netherlands, where companies do not have concrete, reliable information about their

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

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shareholder base, creates a clear competitive disadvantage for companies like DSM, which have an international shareholder base. Voluntary registration by shareholders in the framework of the loyalty dividend will enhance DSM's insight into who its shareholders are, and will thus enable the company to improve its direct communications with these shareholders. In this light the payment of a loyalty dividend can also be seen as marketing expenditure to strengthen DSM's Investor Relations function.

In the period since DSM announced the idea of introducing this novel instrument, DSM has received many reactions from investors and from organizations active in the financial markets. In view of these overwhelmingly positive reactions DSM has decided to open the possibility for pre-registration of shares in the period from 1 January till 28 February 2007. If the introduction of the loyalty dividend program is endorsed by the AGM to be held on 28 March 2007, shares registered in this period will be regarded as registered as of 31 December 2006 for the computation of the loyalty dividend.

Registration will only have a limited effect on the tradability of the shares; registered shareholders will remain entirely free to follow their own investment strategies. According to ANT N.V. (Algemeen Nederlands Trustkantoor, the trust office that will keep the register) and ABN AMRO, a de-registration request will be handled and executed within 24 hours, but the actual crediting of the shares in the securities account of a shareholder will depend on the shareholder's bank. Furthermore, based on cooperation between ANT and ABN AMRO Bank N.V., sales orders of registered shares can be handled within 2 hours. Neither registration nor de-registration will affect the voting rights on the shares.

The Investors section of DSM's website (www.dsm.com) provides further information regarding the loyalty dividend program. From this web page, shareholders who wish to register their DSM shares can download a form with instructions as to how registration can be effectuated, which they can submit to their deposit bank. The web page also contains the draft regulations for the loyalty dividend program, the draft amendments to the Articles of Association regarding the implementation of the program (including an explanation), and an extensive FAQ (Frequently Asked Questions) document.

Any further questions can be addressed to either ANT NV on +31 (0)20 5222510 or ABN AMRO Bank NV, Service desk on +31 (0)76 57 99 520.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com